UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Mesoblast Limited

(Name of Issuer)

Ordinary Share

(Title of Class of Securities)

590717104

(CUSIP Number)

May 1, 2023

(Date of Event Which Requires Filing of this Statement)*

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590717104	Page 2 of 10 Pages

(1)	Names of reporting persons: Gregory George
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 25,161,995
	(6)	Shared voting power: 35,588,802
	(7)	Sole dispositive power: 25,161,995
	(8)	Shared dispositive power: 35,588,802
(9)	Aggregate amount beneficially owned by each reporting person: 60,750,797
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 7.40%
(12)	Type of reporting person (see instructions): IN

CUSIP No. 590717104	Page 3 of 10 Pages

(1)	Names of reporting persons: James George
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 1,848,360
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 1,848,360
(9)	Aggregate amount beneficially owned by each reporting person: 1,848,360
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 0.23%
(12)	Type of reporting person (see instructions): IN

CUSIP No. 590717104	Page 4 of 10 Pages

(1)	Names of reporting persons: Grant George
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 1,455,875
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 1,455,875
(9)	Aggregate amount beneficially owned by each reporting person: 1,455,875
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 0.18%
(12)	Type of reporting person (see instructions): IN

CUSIP No. 590717104	Page 5 of 10 Pages

(1)	Names of reporting persons: G to the Fourth Investments, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization: Nevada
Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 32,284,567
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 32,284,567
(9)	Aggregate amount beneficially owned by each reporting person: 32,284,567
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 3.97%
(12)	Type of reporting person (see instructions): OO

CUSIP No. 590717104	Page 6 of 10 Pages

Item 1(a). Name of issuer:

Mesoblast Limited

Item 1(b). Address of issuer’s principal executive offices:

Level 38, 55 Collins Street, Melbourne 3000, Australia

Item 2(a). Name of person filing:

Gregory George, James George, Grant George and G to the Fourth Investments, LLC (the “Reporting Persons”)

Item 2(b). Address of principal business office or, if none, residence:

The principal business office of the Reporting Persons is:

Gregory George

371 Channelside Walkway

PH 1702, Tampa

Florida, 33602

G to the Fourth Investments, LLC

831 Laca Street

Dayton

Nevada, 89403

James George

371 Channelside Walkway

PH 1702, Tampa

Florida, 33602

Grant George

371 Channelside Walkway

PH 1702, Tampa

Florida, 33602

Item 2(c). Citizenship:

Gregory George, James George and Grant George are U.S. citizens.

G to the Fourth Investments, LLC, is organized in Nevada

Item 2(d). Title of Class of Securities:

Ordinary Shares / American Depositary Receipts

Item 2(e). CUSIP No.:

590717104

Item 3.

Not Applicable.

CUSIP No. 590717104	Page 7 of 10 Pages

Item 4. Ownership

The ownership information below represents beneficial ownership of ordinary shares as represented by American Depositary Receipts by the Reporting Persons as of May 1, 2023, based upon 814,204,825 ordinary shares of the issuer outstanding as of May 1, 2023.

Gregory George is the sole beneficial owner of 25,161,995 ordinary shares, which include 6,830,602 ordinary shares underlying warrants and 318,100 ordinary shares held in the form of American Depositary Receipts (“ADRs”)

Gregory George is a member of G to the Fourth Investments, LLC and has discretionary authority to vote and dispose of 32,284,567 ordinary shares held by G to the Fourth Investments, LLC. Gregory George may be deemed to be the beneficial owner of these shares.

Gregory George has discretionary authority to vote and dispose of 1,848,360 ordinary shares held in the form of ADRs by his son James George. Gregory George may be deemed to be the beneficial owner of these shares.

Gregory George has discretionary authority to vote and dispose of 1,455,875 ordinary shares held in the form of ADRs by his son Grant George. Gregory George may be deemed to be the beneficial owner of these shares.

Gregory George

a)	Amount beneficially owned: 60,750,797

b)	Percent of class: 7.40%

c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 25,161,995

ii.	Shared power to vote or to direct the vote: 35,588,802

iii.	Sole power to dispose or to direct the disposition of: 25,161,995

iv.	Shared power to dispose or to direct the disposition of: 35,588,802

G to the Fourth Investments, LLC

a)	Amount beneficially owned: 32,284,567

b)	Percent of class: 3.97%

c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 32,284,567

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 32,284,567

James George

a)	Amount beneficially owned: 1,848,360

b)	Percent of class: 0.23%

c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,848,360

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,848,360

CUSIP No. 590717104	Page 8 of 10 Pages

Grant George

a)	Amount beneficially owned: 1,455,875

b)	Percent of class: 0.18%

c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,455,875

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,455,875

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 590717104	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Document

99.1	Joint Filing Agreement, dated May 10, 2023, among the Reporting Persons

CUSIP No. 590717104	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2023		/s/ Gregory George
	Name:	Gregory George

May 10, 2023		/s/ James George
	Name:	James George

May 10, 2023		/s/ Grant George
	Name:	Grant George

G to the Fourth Investments, LLC

May 10, 2023		/s/ Gregory George
	Name:	Gregory George
	Title:	Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)